SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Charles & Colvard, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

159765106

(CUSIP NUMBER)

Gary Mishuris, Managing Partner and Chief Investment Officer

Silver Ring Value Partners

One Boston Place, Suite 2600

Boston, MA 02108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 159765106	13D

1	NAMES OF REPORTING PERSONS Silver Ring Value Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,005
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 159765106	13D

1	NAMES OF REPORTING PERSONS Silver Ring Value Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,005
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 159765106	13D

1	NAMES OF REPORTING PERSONS Silver Ring Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,005
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 159765106	13D

1	NAMES OF REPORTING PERSONS Gary Mishuris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,005
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) is being filed on behalf of Silver Ring Value Partners Fund, LP, a Delaware limited partnership (the “Fund”), Silver Ring Value Partners GP, LLC, a Delaware limited liability company (“Silver Ring GP”), Silver Ring Value Partners, LP, a Massachusetts limited partnership (“Silver Ring”), and Gary Mishuris (collectively, the “Reporting Persons”), and amends the Schedule 13D/A filed with the United States Securities and Exchange Commission on September 22, 2020 (the “Schedule 13D”).

Gary Mishuris is the managing member of Silver Ring GP and the general partner of Silver Ring. Silver Ring GP is the general partner of the Fund. Silver Ring serves as the investment adviser to the Fund.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following sentence:

On February 2, 2021 and February 3, 2021, the Reporting Persons disposed of an aggregate of 1,000,000 shares of the Common Stock, and such dispositions were made in the Reporting Person’s ordinary course of business.

Item 5.	Interest in Securities of the Issuer

(a)

As of February 5, 2021, (i) the Fund may be deemed to beneficially own 1,853,005 shares of Common Stock, which represents approximately 6.4% of the outstanding Common Stock; (ii) Silver Ring may be deemed to beneficially own 1,853,005 shares of Common Stock, which represents approximately 6.4% of the outstanding Common Stock; (iii) Silver Ring GP may be deemed to beneficially own 1,853,005 shares of Common Stock, which represents approximately 6.4% of the outstanding Common Stock; and (iv) Mr. Mishuris may be deemed to beneficially own 1,853,005shares of Common Stock, which represents approximately 6.4% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Fund	0	1,853,005	0	1,853,005
Silver Ring	0	1,853,005	0	1,853,005
Silver Ring GP	0	1,853,005	0	1,853,005
Gary Mishuris	0	1,853,005	0	1,853,005

(c)

Appendix A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021

SILVER RING VALUE PARTNERS FUND, LP

By:	Silver Ring Value Partners GP, LLC, its general partner

By:	/s/ Gary Mishuris
	Name:	Gary Mishuris
	Title:	Managing Member

SILVER RING VALUE PARTNERS GP, LLC

By:	/s/ Gary Mishuris
	Name:	Gary Mishuris
	Title:	Managing Member

SILVER RING VALUE PARTNERS, LP

By:	/s/ Gary Mishuris
Managing Member of its General Partner

/s/ Gary Mishuris
Managing Member of its General Partner

APPENDIX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock.

1. Date	2. Effected By	3. Quantity	4. Price Per Share
2/2/2021	Silver Ring Value Partner Funds, LP	(900,000)	$2.015
2/3/2021	Silver Ring Value Partner Funds, LP	(100,000)	$2.356